Confidential Treatment is requested by Warren Resources, Inc. pursuant to 17 C.F.R. 200.83

FOIA Confidential Treatment Requested

WARREN RESOURCES, INC.

1114 Avenue of the Americas

34th Floor

New York, NY 10036

August 7, 2009

VIA MESSENGER

Mr. Ronald Winfrey

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-7010

Re:	Warren Resources, Inc.
Registration Statement on Form S-3
File No. 333-158127
Filed on March 20, 2009

Dear Mr. Winfrey:

[Note- The information redacted from this letter including the information in the attachments has been provided as confidential supplemental information in a separate letter addressed to Mr. Ronald Winfrey dated even date herewith requesting confidential treatment of such information pursuant to Rule 83 (17 C.F.R. 200.83) and applicable regulations of the Commission Act of 1934 and Rule 101(c)(2) of Regulation S-T (the “Confidential Submission”).]

On behalf of Warren Resources, Inc. (the “Company”), this letter responds to requests made by you on behalf of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the telephonic conference call held on August 3, 2009 regarding the above referenced Registration Statement on Form S-3.  These responses are provided to you as supplemental information.

Engineering Requests

1. In response to the Staff’s request, attached as EXHIBIT A is the breakdown of capital costs for PUD wells in the Upper Terminal and Ranger formations in the Wilmington Townlot Unit (“WTU”) and the North Wilmington Unit (“NWU”) contained in the 2007 Williamson Reserve Report.

2. In response to the Staff’s request, attached as EXHIBIT B is an analysis of the water injection performance for the Upper Terminal zone in the WTU for the year 2008.

[redacted]

Also attached as Exhibit B-1 is a plot showing the average daily injection rate per new injector in the Upper Terminal waterflood patterns over the life of project to date.

3. In response to your request for the link to the production data that was used for the Exhibit A schedule in Warren Resources, Inc.’s letter to you dated June 4, 2009, the Company will separately send you a supplemental email containing the link to the California Division of Oil, Gas and Geothermal Resources.

*  *  *  *  *

Further Request for Confidential Treatment

Notwithstanding our telephonic discussion on August 3, 2009 about whether the Company would be willing to waive confidential treatment, because of the proprietary and competitively sensitive nature of the engineering information requested, the information previously provided in the 2007 and 2008 Williamson Reserve Reports, the responses above and the supporting exhibits delivered, all are attached as supplemental information pursuant to a confidential treatment request under Rule 83 (17 CFR 200.83) and applicable regulations of the Commission under Rule 418 of the Securities Act of 1933, as amended, and Regulation C thereunder, Rule 12b-4 under the Securities Exchange Act of 1934 and Rule 101(c)(2) of Regulation S-T. In accordance with these rules, the Company requests that the information hereby submitted and further described below be treated as confidential and not be disclosed to any person pursuant to the Freedom of Information Act or otherwise. In addition, pursuant to Rule 12b-4 under the Exchange Act, we respectfully request that the Commission return all such supplemental information upon conclusion of the Commission’s review to the undersigned at the address noted above.

By copy of this letter, the Company is requesting that the Freedom of Information Act officer accord the supporting information furnished pursuant to this letter confidential treatment under the Commission’s rules.

General Information

We have endeavored to provide you with everything requested. If you have any questions with respect to the foregoing, please contact Roy Williamson of Williamson Petroleum Consultants, Inc., the Company’s independent petroleum engineers, with respect to the Engineering Comments at (432) 685-6100, or Alan Talesnick, Esq. of Patton Boggs LLP at (303) 894-6378 or the undersigned at (212) 697-9660. We would again propose a telephonic conference to address any further questions that you may have.

Thank you for your attention to this filing.  We look forward to hearing from you.

Very truly yours,

/s/ David E. Fleming

David E. Fleming
Senior Vice President and General Counsel

cc:	Office of Freedom of Information and Privacy Operations
Mr. H. Roger Schwall, Securities and Exchange Commission
Mr. Douglas Brown, Securities and Exchange Commission
Mr. Alan Talesnick, Patton Boggs, LLP
Mr. Roy Williamson, Williamson Petroleum Consultants, Inc.

EXHIBIT A

[redacted]